UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934

AudioEye, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

050734201
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 050734201

1	NAMES OF REPORTING PERSONS Ernest Purcell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	490,727 shares(1)
	6	SHARED VOTING POWER	0 shares
	7	SOLE DISPOSITIVE POWER	490,727 shares(1)
	8	SHARED DISPOSITIVE POWER	0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		490,727 shares(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		6.3%(2)
12	TYPE OF REPORTING PERSON (See Instructions)		IN

(1)

Comprised of (i) 239,202 shares of common stock, options to purchase 120,000 shares of common stock that were exercisable as of or within 60 days after December 31, 2018, warrants to purchase 47,200 shares of common stock that were exercisable as of or within 60 days after December 31, 2018, and 26,991 shares of common stock that were issuable as of or within 60 days after December 31, 2018 upon conversion of 10,000 shares of Series A Convertible Preferred Stock (including accrued dividends), each held by Ernest Purcell; and (ii)  57,334 shares of Common Stock held by Ernest W. Purcell & Anne M. Purcell JT TEN, an account for which Mr. Purcell is deemed a beneficial owner.

(2)	Based on 7,579,995 shares outstanding as of December 31, 2018.

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CUSIP No. 050734201

Item 1(a)	Name of Issuer: AudioEye, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 5210 E. Williams Circle, Suite 750, Tucson, AZ 85711
Item 2(a)	Name of Person Filing: Ernest Purcell
Item 2(b)	Address of Principal Business Office or, if none, Residence: c/o AudioEye, Inc., 5210 E. Williams Circle, Suite 750, Tucson, AZ 85711
Item 2(c)	Citizenship: Ernest Purcell - United States citizen
Item 2(d)	Title of Class of Securities: Common Stock
Item 2(e)	CUSIP No.: 050734201

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

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CUSIP No. 050734201

(j) ☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Not applicable

Item 4.	Ownership: The following information with respect to the ownership of AudioEye, Inc.’s Common Stock by the Reporting Persons is provided as of December 31, 2018:

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5.

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable

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CUSIP No. 050734201

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not applicable
Item 8.	Identification and Classification of Members of the Group: Not applicable
Item 9.	Notice of Dissolution of Group: Not applicable
Item 10.	Certifications: Not applicable

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CUSIP No. 050734201

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2019

/s/ Ernest Purcell
ERNEST PURCELL (Signature)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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